Exhibit 99.1

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity	IperionX Limited
ABN	84 618 935 372

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anastasios ARIMA

Date of last notice	April 19, 2024

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct and indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Moshos Family Investments Pty Ltd ATF Moshos Family Trust (director, shareholder and beneficiary)

Date of change	June 4, 2024

No. of securities held prior to change
•    4,461,446 fully paid ordinary shares
•    625,000 unlisted $0.20 options
•    2,250,000 unlisted Class A performance shares
•    2,250,000 unlisted Class B performance shares
•    500,000 unlisted Class A $0.20 performance options
•    500,000 unlisted Class B $0.20 performance options
•    6,000,000 unlisted performance rights
•    956,000 restricted stock units

Class	• Fully paid ordinary shares • Performance rights that vest upon the Company achieving a 30-day VWAP of at least A$2.00 per share, expiring 23 April 2026
Number acquired	2,000,000 fully paid ordinary shares (upon conversion of rights)

Number disposed	2,000,000 performance rights (upon conversion)

+ See chapter 19 for defined terms.

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Appendix 3Y
Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change
•    6,461,446 fully paid ordinary shares
•    625,000 unlisted $0.20 options
•    2,250,000 unlisted Class A performance shares
•    2,250,000 unlisted Class B performance shares
•    500,000 unlisted Class A $0.20 performance options
•    500,000 unlisted Class B $0.20 performance options
•    4,000,000 unlisted performance rights
•    956,000 restricted stock units

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
•     Conversion of performance rights upon satisfaction of relevant performance condition.
•     Off-market transfer of 3,000,000 shares from Moshos Family Investments Pty Ltd to a custodian (HSBC Custody Nominees (Australia) Pty Ltd) pursuant to a Master Loan Agreement, Deed of Security and Share Possession Agreement (as described in Part 2). No change in beneficial ownership.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Master Loan Agreement, Deed of Security and Share Possession Agreement between Moshos Family Investments Pty Ltd ATF Moshos Family Trust and Equities First Holdings, LLC.
Nature of interest
Moshos Family Investments Pty Ltd ATF Moshos Family Trust, an entity controlled by Mr Arima, has entered into a margin lending facility in respect of IperionX ordinary shares. The loan provides Moshos Family Investments Pty Ltd with the ability to borrow against the value of the IperionX ordinary shares held as collateral under the agreement. The term of the loan facility is 2 years.

3,000,000 IperionX ordinary shares have been transferred to a custodian (HSBC Custody Nominees (Australia) Pty Ltd), of which 1,250,000 shares have been borrowed against and allocated as collateral under the margin lending facility and 1,750,000 shares remain available for take up as collateral under the margin lending facility.

Name of registered holder (if issued securities)	HSBC Custody Nominees (Australia) Pty Ltd
Date of change	May 28, 2024

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable

+ See chapter 19 for defined terms.

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Appendix 3Y
Change of Director’s Interest Notice

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y  Page 3